Exhibit 99.1

Sun Life Completes Third Sustainability Bond Offering

/Note: Not for distribution to U.S. newswire services or for dissemination in the United States./

TORONTO, May 15, 2024 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company" or "Sun Life") announced today the successful completion of the public offering in Canada of $750 million principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036 (the "Debentures"). An amount equal to the net proceeds from the offering of the Debentures will be used to finance or refinance, in whole or in part, green and social assets within the Company's general account that meet the eligibility criteria set out under Sun Life's 2024 Sustainability Bond Framework.

The Debentures were sold under a pricing supplement dated May 13, 2024, issued pursuant to the Company's short form base shelf prospectus and its prospectus supplement each dated March 24, 2023, all of which are available on the SEDAR+ profile for the Company at www.sedarplus.ca.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the use of proceeds of the offering; (ii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at May 15, 2024, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements. The Company makes no guarantee that investments that meet the eligibility criteria under Sun Life's 2024 Sustainability Bond Framework will result in any environmental, social or sustainability impact, outcome or benefit, that such impacts, outcomes or benefits will meet anticipated targets or objectives, or that such impacts, outcomes and benefits can be quantified. Factors that may cause actual results to differ materially from those expressed in forward-looking statements include the matters set out in the Company's management's discussion and analysis for the year ended December 31, 2023 under the heading "Forward-looking Statements", the risk factors set out in the Company's annual information form for the year ended December 31, 2023 under the heading "Risk Factors" and in the Company's interim management's discussion and analysis for the quarter ended March 31, 2024 under the heading "Risk Management", the factors set out in the Company's 2023 Sustainability Report under the heading "Forward-looking Statements" and other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2024, Sun Life had total assets under management of $1.47 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

Media Relations Contact: Alessandra Nigro Director Corporate Communications T. 416-979-4884 alessandra.nigro@sunlife.com	Investor Relations Contact: David Garg Senior Vice-President, Capital Management and Investor Relations T. 416-408-8649 david.garg@sunlife.com

SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 08:44e 15-MAY-24